

October 7, 2010

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
210 Park Avenue, Ste. 1350
Oklahoma City, Oklahoma 73102

Re: Graymark Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Definitive Proxy Statement filed April 16, 2010
File No. 001-34171

Dear Mr. Nelson:

We have reviewed your September 3, 2010 response to our August 6, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 52

Accounts Receivable

1. Please refer to prior comment six. We acknowledge your proposed new disclosure. However, you have not provided all of the disclosure requested in this comment. Please revise as described below.

- Disclose the methods and key assumptions used to calculate net revenue. Quantify the historical impact on your operating results resulting from changes in key assumptions for each period presented and the impact of reasonably likely changes in these assumptions on your future operating results.
- Disclose the amount of co-payments recorded and collected at the time of service for each period presented.
- Disclose the amount of revenue recognized, where the amount of the contractual reimbursement has not been verified prior to services performed, for each period presented.
- Disclose the aging of your accounts receivable, produced by your billing system at each balance sheet date. Describe the supplementary information to this accounts receivable aging that you rely upon in determining account collectability.
- Disclose the expected timing for the migration of your SMS business to in-network contracting.
- Disclose the terms governing patient payment plans and the percentage of accounts receivable subject to patient payment plans
- Disclose the following information:
  - Your policy for determining when an accounts receivable is recorded as a bad debt and ultimately written off.
  - The quantitative thresholds supporting this accounting policy, such as number of days outstanding and;
  - How you utilize information obtained through collection agencies or legal action prior to accounts receivable write-offs.

Note 6---Goodwill and Other Intangibles, page F-19

2. Please refer to prior comment 11. Please disclose the following information from your most recent impairment reviews for goodwill and other indefinitely-lived intangible assets.

- The percentage by which fair value exceeded carrying value as of the most recent step-one test.
- A description of key assumptions that drive fair value.
- A discussion of the uncertainty associated with key assumptions used in your calculations and any potential events and/or circumstances that could negatively impact your future operating results.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Cost of Sales and Services

3. Please refer to prior comment 12. Your accounting for costs associated with equipment sales appears to be inconsistent with your accounting for the corresponding revenues, which as disclosed on page 51 of Form 10-K, are all recognized in the month the "commitment is entered into." Please explain how your accounting process matches revenues from equipment sales and associated costs and revise your disclosure accordingly.

Definitive Proxy Statement filed April 16, 2010

Code of Business Conduct and Ethics, page 8

4. We note your response to comment 13. However, we are unable to access the Company's code of business conduct and ethics via www.graymarkhealthcare.com. Please post a copy of your code of business conduct and ethics on your company website or identify the website at which the code of business conduct and ethics can be found. Please confirm that your proxy statement for 2010 will include the correct website reference.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant